SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009, as amended by Amendment No. 1 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on December 31, 2009, and January 11, 2010, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph under the subheading “Background of the Offer”:

Effective December 24, 2009, following consultation with the staff of the Federal Trade Commission (the “FTC”), GMCR voluntarily withdrew its HSR Act filing. On December 29, 2009, GMCR re-filed its HSR Act filing. This withdrawal and re-filing was undertaken in order to provide the FTC with additional time to review the information submitted by GMCR and Diedrich.

On January 13, 2010, Diedrich and GMCR each received a request for additional information (a “Second Request”) from the FTC with respect to the Offer and Merger. Diedrich and GMCR expect to promptly respond to their respective Second Requests, and to continue to work cooperatively with the FTC as it conducts its review of the proposed transaction.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under the subheading entitled “Antitrust Laws”:

On December 8, 2009, Diedrich filed a Notification and Report Form with respect to the Offer and Merger, pursuant to the requirements of the HSR Act. On December 9, 2009, GMCR, on behalf of itself and Purchaser, filed a Notification and Report Form with respect to the Offer and Merger with the FTC and the Department of Justice, pursuant to the requirements of the HSR Act. Following consultation with the FTC staff, GMCR voluntarily withdrew its Notification and Report Form effective December 24, 2009, and re-filed its Notification and Report Form on December 29, 2009, in order to provide the FTC with additional time to review the information submitted by GMCR and Diedrich.

On January 13, 2010, Diedrich and GMCR issued a joint press release announcing that Diedrich and GMCR each had received a Second Request for additional information from the FTC regarding the Offer and Merger. As a result of the Second Requests, the waiting period under the HSR Act during which the FTC is permitted to review the proposed transaction has been extended until 11:59 p.m., Eastern Time, on the 10th day after the companies’ substantial compliance with the Second Requests, or until 11:59 p.m., Eastern Time, on the next business day following that date, if the 10th day falls on a weekend or federal holiday. Diedrich and GMCR expect to promptly respond to their respective Second Requests, and to continue to work cooperatively with the FTC as it conducts its review of the proposed transaction. GMCR and Purchaser will extend the Offer’s expiration time as necessary to occur concurrently with the expiration of the HSR waiting period.

The full text of the press release issued by Diedrich and GMCR on January 13, 2010, announcing the receipt of the FTC’s Second Requests is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(9)	Joint Press Release issued on January 13, 2010.

Annex A. Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Annex A is hereby amended and supplemented by replacing the subsection entitled “Director Compensation Table” on page A-16 in its entirety with the following:

Director Compensation Table

The following table shows the 2009 fiscal year compensation for Diedrich’s non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Paul C. Heeschen.	$22,000	$13,013	$35,013
Gregory D. Palmer	23,500	15,340	38,840
Timothy J. Ryan(2)	50,062	28,363	78,425
James W. Stryker	10,500	2,999	13,499

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options for each of the directors in accordance with SFAS No. 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2009 grants, refer to Note 1 to the consolidated financial statements of Diedrich’s Annual Report on Form 10-K, filed on September 22, 2009.
(2)	Fees earned include compensation as Vice Chairman of the board in the amount of $27,562.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2010

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer